1 July 2002
Number 38/02

BHP STEEL DEMERGER EFFECTIVE FOLLOWING COURT APPROVAL

BHP Billiton announced that the demerger of BHP Steel would be implemented after the Federal Court of Australia approved the Scheme of arrangement between BHP Billiton Limited and holders of both its fully paid and partly paid ordinary shares earlier today.

The Scheme of arrangement became effective, pursuant to section 411 of the Corporations Act, upon lodgement of a copy of the orders made by Justice Finklestein of the Federal Court with the Australian Securities and Investments Commission (ASIC). Legal separation of BHP Steel from BHP Billiton will occur on Monday 22 July 2002.

BHP Billiton Chairman Don Argus said: "The achievement of regulatory approval and shareholder approval for the demerger of BHP Steel marks an important milestone in the history of BHP Billiton and the future of BHP Steel. BHP Steel has a long and proud history, not only in Australia but also as a supplier of steel products to much of the world.
We are proud to have played a part in the demerger of BHP Steel and are confident that it will bring value to the shareholders of BHP Billiton and BHP Steel."

Eligible BHP Billiton Limited shareholders will receive one BHP Steel share for every five BHP Billiton Limited shares held at the close of registers on Friday 5 July 2002. BHP Billiton Limited will trade ex the entitlement to BHP Steel shares on Tuesday 2 July 2002.

BHP Billiton Plc shareholders will receive a bonus issue of BHP Billiton Plc shares to reflect the market value of the BHP Steel shares being distributed to BHP Billiton Limited shareholders. BHP Billiton Plc will trade ex the entitlement to the bonus issue on Monday 22 July 2002.

A Retail Offer of BHP Steel shares to retail investors in Australia and New Zealand, including BHP Billiton Limited shareholders in those jurisdictions, is currently in progress. In addition, a Sale Facility is being offered to eligible BHP Billiton Limited shareholders who wish to offer to sell, prior to the listing of BHP Steel, some or all of the BHP Steel shares to which they are entitled. Applications under the Retail Offer and elections under the Sale Facility (excluding institutional selling shareholders) must be received by 5.00 pm (Melbourne time), Thursday 4 July 2002. Offers to sell by institutional selling shareholders must be received by 5.00 pm, Friday 12 July 2002.

An Institutional Offer to Australian institutional investors and participating member organisations of ASX and, to the extent permitted by applicable law, international institutional investors, will open on Tuesday 9 July 2002 and close at 5.00 pm, Friday 12 July 2002. The price ultimately paid by successful applicants under the Institutional Offer and Retail Offer and the price received by successful applicants under the Sale Facility will be the Final Price.
The Final Price is expected to be announced on Monday 15 July 2002.

BHP Steel is expected to commence trading on ASX (on a conditional and deferred settlement basis) on Monday 15 July 2002.

Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952  Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157   Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com


United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com


United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625  Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com


South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360  Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia